Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	Impinj@equitybenefits.com on behalf of Chris Diorio, Ph.D., Chief Executive Officer, Impinj, Inc.

To:	All Eligible Employees

Date:	April 18, 2018

Subject:	LAUNCH OF IMPINJ’S STOCK OPTION EXCHANGE PROGRAM

As we have discussed before in all-hands and bagel-Friday meetings, we have been looking into ways to best utilize Impinj equity to retain, motivate and reward you, our valuable employees.

Today, we are launching a stock option exchange offer that will allow you to exchange certain out-of-the-money stock options for new stock options. This offer is briefly described here, and in greater detail in the Offer to Exchange and the Election Form. Please take time to review these materials carefully and consult other resources described below, before you take the actions that are right for you.

Brief Description of the Offer. Under this voluntary, one-time stock option exchange offer (the “Offer”) eligible employees of Impinj and certain of its foreign subsidiaries will have the opportunity to exchange eligible options for new options reduced by fixed ratios at an exercise price equal to the closing price on the date the Offer expires, subject to a new vesting schedule and term. You are an eligible employee if you are an employee, and if you hold eligible options, throughout the Offer period. Members of our board of directors, including me, are not eligible employees.

Options eligible for the Offer include only those that have a per share exercise price of $21.72 or higher, were granted under our 2016 Plan, and are outstanding and unexercised on the date the Offer expires (the “eligible options”). If you elect to exchange your eligible options, you will receive a number of new options determined by dividing the eligible options by the following fixed exchange ratio:

•	1.30 for eligible options with an exercise price of $21.72 to 26.44;

•	1.55 for eligible options with an exercise price of $30.41 to 39.00; and

•	1.80 for eligible options with an exercise price of $40.81 to 58.79.

Any fractional amount of shares will be rounded to the nearest whole number of shares on a grant-by-grant basis.

If your exchanged options were incentive stock options, your new options will be incentive stock options (unless federal tax rules limit this characterization), and if your exchanged options were nonstatutory stock options, your new options will be nonstatutory stock options. All new options will have an exercise price per share equal to the closing price of a share of our common stock on the date the Offer expires.

The Offer is currently scheduled to expire on May 16, 2018, at 9:00 p.m., Pacific Time. We will grant new options on the Offer expiration date, and all new options will be unvested when granted. Those granted in exchange for eligible options that are vested as of the Offer expiration date, will vest on the date six months following that date. New options granted in exchange for options that are unvested as of the Offer expiration date, will vest six months after the scheduled vesting dates of the eligible options exchanged. Vesting will be conditioned on your continued service. The maximum term for the new options will be 10 years.

More Information and Resources. We have prepared a number of resources to help you understand the terms and conditions of the Offer. These include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email.

In addition, to give you personalized information necessary to make an informed decision, please refer to Impinj’s Offer website. This website will show you relevant information for each eligible option grant you hold, including the grant date and the per share exercise price; whether the grant is an incentive stock option or nonstatutory stock option; the number shares of our common stock subject to the grant as of May 16, 2018 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs prior to such date); the exchange ratio; the number of shares subject to the new option grant you would receive in exchange; and the vesting schedule of the new option grant.

Impinj Offer Website: https://impinj.equitybenefits.com

Your Login ID is your Impinj email address

Your Initial Password is [Insert Password]. You will be required to reset your password during your initial login.

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It is important that you carefully review the Offer to Exchange, the Election Form and other resources available via the Offer website so you can make an informed decision on the Offer. You should also consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the Offer. If, after you’ve read this message and accompanying materials, you still have questions, please contact our legal department by email at corplegal@impinj.com or by phone at +1 206 812 9776.

Participation in the Offer is completely voluntary. If you do nothing, you will be making a decision not to participate in the Offer and you will not receive any new options pursuant to the Offer. Your existing options will remain outstanding until they are exercised or cancelled or expire by their terms, and you will retain their current exercise price, vesting schedule, and other terms.

If you want to participate in the Offer, we must receive your election electronically via Impinj’s Offer website or by fax at +1 206 299 0992 no later than 9:00 p.m., Pacific Time, on May 16, 2018 (unless the offering period is extended).

This is an important step to enabling you to benefit from your equity compensation. Impinj does not make any recommendation as to whether you should participate in the Offer. You are important to Impinj and we appreciate all of your contributions.

Best,

Chris

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Form